Exhibit 99.1

Taboola Reports Q1 2022 Results

-	Beat Q1 guidance on both of the non-GAAP metrics we primarily focus on, ex-TAC Gross Profit and Adjusted EBITDA.

-	Revenues of $354.7M grew 17% over Q1 2021.

-	Gross Profit of $112.0M grew 25% and Ex-TAC Gross Profit of $138.2M grew 31% over Q1 2021 and 8.4% pro forma with Connexity**.

-	Generated net income of $3.9M, Non-GAAP Net Income of $21.9M and Adjusted EBITDA of $34.9M.

-	Revising 2022 full year guidance ranges to Ex-Tac Gross Profit of $595M to $615M, and Adjusted EBITDA of $152M to $160M.

New York, NY, May 12, 2022 -- Taboola (Nasdaq: TBLA), a global leader in powering recommendations for the open web, helping people discover things they may like, today announced its results for the quarter ended March 31, 2022.

“Q1 was a strong quarter, we beat our ex-TAC Gross Profit and Adjusted EBITDA objectives, growing ex-TAC 31%, while meeting our revenues guidance. We won new deals, expanded relationships with existing clients, launched new products and generated positive free cash flow, despite a challenging business climate. We are adjusting guidance based on a more conservative forward view, driven by two factors. The main factor is the war in Ukraine creating pressure on yields. Europe is over 30% of our revenue, and many of our European advertisers buy globally. The second factor is our new bidder service, which is off to a good start but still behind. Our fundamentals are strong, we are profitable, generating cash and we win incredible partnerships globally, driven by our technological advantage and differentiation,” said Adam Singolda, Founder and CEO, Taboola.

“Our team is energized, and the pipeline is strong. We’re making good progress in capturing more of the $64B Open Web advertising market, replacing banners with personalized recommendations. I’m focusing Taboola to have a large ambition to make our performance advertisers successful at a much bigger scale, which I believe only walled gardens have ever done (Amazon, Google, Snap, Facebook). There are immense greenfields for us as we expand within e-commerce via our Connexity acquisition, invest in AI, and continue to grow our relationship with key partners, including some of the world’s largest smartphone manufacturers,” continued Singolda.

For more commentary on the quarter, please refer to Taboola’s Q1 2022 Shareholder Letter, which was furnished to the SEC and also posted on Taboola’s website today at https://investors.taboola.com.

First Quarter 2022 Results Summary (unaudited)

	Three Months Ended March 31,
(dollars in millions, except per share data)	2022	2021	% change YoY	Q1 Guidance

Revenues	$354.7	$303.0	17.1%	$353 to $359
Gross profit	$112.0	$89.5	25.2%	$108 to $112
Net income	$3.9	$18.6	-79.1%
EPS diluted(1)	$0.015	$0.169	-91.1%
Ratio of Net Income to Gross Profit	3.5%	20.8%	-83.3%
Cash flow provided by (used in) operating activities	$8.1	$(9.1)	NM
Cash, cash equivalents and short-term deposits	$318.0	$229.3	38.7%

Non-GAAP Financial Data*
ex-TAC Gross Profit	$138.2	$105.9	30.5%	$134 to $138
Adjusted EBITDA	$34.9	$33.5	3.9%	$32 to $34
Non-GAAP Net Income	$21.9	$22.8	-4.0%	$12 to $14
Pro forma Non-GAAP EPS diluted (2)	$0.085	$0.088	-3.4%
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	25.2%	31.7%	-20.4%
Free Cash Flow	$1.2	$(14.6)	NM

1 The weighted-average shares used in this computation for the three months ended March 31, 2022 and 2021 is 260,036,934 and 75,131,828, respectively.  Outstanding shares increased significantly year-over-year as a result of the Company going public.

2 See Appendix for a description and calculation of Pro forma Non-GAAP EPS diluted.

NM = Not Meaningful

Business Highlights

○	Announced new digital property partner agreements, including with Ciao People, Webedia, Krone.at and Penske Media Corporation (PMC).

○	Signed significant renewals with Associated Press, Altice News, Insider, Le Point and E! Online, among others.

○	New digital property partners[1] drove $21.3 million and existing digital property partners[2] drove $30.4 million of revenue growth. Net dollar retention[3] was 110%.

○	Expanded our Taboola Newsroom offering with the roll-out of Homepage For You that empowers homepage editors to personalize the homepage using AI based on data and insight.

○
Grew the Taboola Trust portfolio to now include dozens of external partnerships, certifications and accreditations, which add to an already robust internal investment in brand safety and suitability, including with IAB, Newsguard and others.

○
Held inaugural Investor Day on March 29th where we outlined our strategy and shared a deeper view of our business through presentations by leaders from across Taboola and conversations with clients. Replay and materials available at https://investors.taboola.com.

1New digital property partners within the first 12 months that were live on our network.

2Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded).

3Net Dollar Retention is the net growth of existing digital property partners for the given period divided by the revenues from the same period in the prior-year.

Second Quarter and Full Year 2022 Guidance

For the Second Quarter 2022, the Company currently expects:

○	Revenues of $325 to $345 million

○	Gross Profit of $104 to $114 million

○	ex-TAC Gross Profit of $132 to $142 million

○	Adjusted EBITDA of $23 to $28 million

○	Non-GAAP Net Income of $6 to $11 million

For the Full Year 2022, the Company currently expects:

(dollars in millions)
	Guidance (as of 05/12/22)	Year over Year Growth	Previous Guidance (as of 2/22/22)
Revenues	$1,499-$1,539	9% - 12%	$1,666-$1,678
Gross profit	$485 - $505	10% - 15%	$552 - $560
ex-TAC Gross Profit	$595 - $615	15% - 19%	$661 - $669
Adjusted EBITDA	$152 - $160	(15%) - (11)%	$195 - $213
Non-GAAP Net Income	$83 - $91	(24%) - (16)%	$111 - $129

Although we provide guidance for Adjusted EBITDA and Non-GAAP Net Income, we are not able to provide guidance for projected net income, the most directly comparable GAAP measure. Certain elements of net income, including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on net income or to reconcile our Adjusted EBITDA and Non-GAAP Net Income guidance without unreasonable efforts. Consequently, no disclosure of projected net income is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

Our guidance assumes continuing headwinds from the war in Ukraine, inflation, and currency exchange rates, which lead us to adopt a conservative stance on guidance. Our guidance assumes that these headwinds do not worsen and cause economic conditions to deteriorate or otherwise significantly reduce advertiser demand.

Webcast Details

Taboola's senior management team will discuss the Company's earnings on a call that will take place tomorrow, May 13, 2022, at 8:30 AM ET. The call can be accessed via webcast at https://investors.taboola.com, or by conference call by dialing (877) 312-1874, or (470) 495-9527 for international callers, and entering the conference ID 7816866. The webcast will be available for replay for one year, through the close of business on May 12, 2023.

Q2 Conference Schedule:

Taboola management is scheduled to participate in the following conferences in the second quarter:

●	Needham Technology & Media Conference on May 16th and 17th
●	Oppenheimer 23rd Israeli Conference on May 24th
●	Cowen 50th Annual Technology, Media & Telecom Conference on June 1st

*About Non-GAAP Financial Information

This press release includes ex-TAC Gross Profit, Adjusted EBITDA, Ratio of Adjusted EBITDA to ex-TAC Gross Profit, Free Cash Flow, Non-GAAP Net Income and Non-GAAP EPS diluted, which are non-GAAP financial measures. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenues, gross profit, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.

Non-GAAP Net Income and Non-GAAP EPS diluted are presented to provide insight into our Q1 results, and Non-GAAP Net Income is also presented to provide insight into our projected future results, in each case excluding fair value revaluation of warrants liability, share-based compensation expenses, M&A costs, amortization of acquired intangibles and related income tax effects. The type of adjustments made may vary from period to period.

The Company believes non-GAAP financial measures provide useful supplemental information to management and investors regarding future financial and business trends relating to the Company. The Company believes that the use of these measures provides an additional tool for investors to use in evaluating operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them, which may vary from period to period. Please refer to the appendix at the end of this press release for reconciliations to the most directly comparable measures in accordance with GAAP.

**About Pro Forma With Connexity Information

This press release includes historical and projected pro forma information for ex-TAC Gross Profit. The pro forma information presents the pro forma effect of the Connexity acquisition as if it had been completed on January 1, 2021. The pro forma information is unaudited, is provided as supplemental information only and is subject to the limitations contained under the heading “Unaudited Pro Forma Condensed Combined Financial Information” in our Prospectus forming part of our Registration Statement on Form F-1/A filed on April 13, 2022, as it may be amended from time to time, filed with the Securities and Exchange Commission.

Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “guidance”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “target”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this press release include, but are not limited to: the ability to recognize the anticipated benefits of the recent acquisition of Connexity and the business combination between the Company and ION Acquisition Corp. 1 Ltd. (together, the “Business Combinations”), which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; the Company’s ability to successfully integrate the Connexity acquisition; costs related to the Business Combinations; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to accounting presentations and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 under Item 3.D. “Information About the Company - Risk Factors,” the Company’s Registration Statement on Form F-1/A filed on April 13, 2022,  as it may be amended or supplemented from time to time, under the sections entitled “Cautionary Note Regarding Forward-looking Statements” and “Risk Factors,” and in the Company’s subsequent filings with the Securities and Exchange Commission.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

About Taboola
Taboola powers recommendations for the open web, helping people discover things they may like.

The company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, BBC, NBC News, Business Insider, The Independent and El Mundo.

More than 15,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. Following the acquisition of Connexity in 2021, Taboola is a leader in powering e-commerce recommendations, driving more than 1 million monthly transactions each month. Leading brands including Walmart, Macy’s, Wayfair, Skechers and eBay are among key customers.

Learn more at www.taboola.com and follow @taboola on Twitter.

Investor Contact:	Press Contact:

Jennifer Horsley	Dave Struzzi

investors@taboola.com	press@taboola.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31, 2022	December 31, 2021
	Unaudited

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$277,927	$319,319
Short-term deposits	40,026	-
Restricted deposits	1,000	1,000
Trade receivables, net	199,300	245,235
Prepaid expenses and other current assets	73,165	63,394
Total current assets	591,418	628,948
NON-CURRENT ASSETS
Long-term prepaid expenses	30,017	32,926
Restricted deposits	3,897	3,897
Deferred tax assets	679	1,876
Right of use assets	62,210	65,105
Property and equipment, net	64,471	63,259
Intangible assets, net	235,143	250,923
Goodwill	550,568	550,380
Total non-current assets	946,985	968,366
Total assets	$1,538,403	$1,597,314

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31, 2022	December 31, 2021
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables	$215,604	$259,941
Short-term operating lease liabilities	15,396	12,958
Accrued expenses and other current liabilities	107,738	124,662
Current portion of long-term loan	3,000	3,000
Total current liabilities	341,738	400,561
LONG TERM LIABILITIES
Deferred tax liabilities	45,744	51,027
Warrants liability	17,185	31,227
Long-term loan, net of current portion	285,010	285,402
Long-term operating lease liabilities	54,812	61,526
Total long-term liabilities	402,751	429,182
SHAREHOLDERS' EQUITY
Ordinary shares with no par value- Authorized: 700,000,000 as of March 31, 2022 and December 31, 2021; 238,816,867 and 234,031,749 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively.	-	-
Additional paid-in capital	846,701	824,016
Accumulated other comprehensive loss	(230)	-
Accumulated deficit	(52,557)	(56,445)
Total shareholders' equity	793,914	767,571
Total liabilities and shareholders' equity	$1,538,403	$1,597,314

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2022	2021
	Unaudited

Revenues	$354,726	$302,950
Cost of revenues:
Traffic acquisition cost	216,498	197,036
Other cost of revenues	26,198	16,415
Total cost of revenues	242,696	213,451
Gross profit	112,030	89,499
Operating expenses:
Research and development expenses	30,412	23,893
Sales and marketing expenses	61,368	34,308
General and administrative expenses	27,949	9,676
Total operating expenses	119,729	67,877
Operating income (loss) before finance expenses	(7,699)	21,622
Finance income (expenses), net	11,195	(798)
Income before income taxes	3,496	20,824
Benefit (provision) for income taxes	392	(2,237)
Net income	$3,888	$18,587
Less: Undistributed earnings allocated to participating securities	-	(5,915)
Net income attributable to ordinary shares – basic and diluted	3,888	12,672
Net income per share attributable to ordinary shareholders, basic	$0.02	$0.29
Weighted-average shares used in computing net income per share attributable to ordinary shareholders, basic	247,378,428	44,141,227
Net income per share attributable to ordinary shareholders, diluted	$0.01	$0.17
Weighted-average shares used in computing net Income per share attributable to ordinary shareholders, diluted	260,036,934	75,131,828

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Three months ended March 31,
	2022	2021
	Unaudited

Net income	$3,888	$18,587
Other comprehensive loss:
Unrealized gains (losses) on derivative instruments, net	(230)	-
Other comprehensive income (loss)	(230)	-
Comprehensive income	$3,658	$18,587

SHARE BASED COMPENSATION BREAK-DOWN BY EXPENSE LINE
U.S. dollars in thousands

	Three months ended March 31,
	2022	2021
	Unaudited
Cost of revenues	$703	$125
Research and development	6,102	3,438
Sales and marketing	5,300	1,131
General and administrative	7,724	437
Total share based compensation expenses	$19,829	$5,131

DEPRECIATION AND AMORTIZATION BREAK-DOWN BY EXPENSE LINE
U.S. dollars in thousands

	Three months ended March 31,
	2022	2021
	Unaudited
Cost of revenues	$8,101	$5,976
Research and development	645	983
Sales and marketing	13,503	994
General and administrative	427	291
Total depreciation and amortization expense	$22,676	$8,244

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2022	2021
	Unaudited
Cash flows from operating activities:
Net income	$3,888	$18,587
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	22,676	8,244
Share based compensation expenses	19,829	5,131
Net loss from financing expenses	671	1,613
Revaluation of the warrants liability	(14,042)	-
Amortization of loan issuance cost	358	-
Change in operating assets and liabilities:
Decrease in trade receivables	45,935	32,441
Increase in prepaid expenses and other current assets and long-term prepaid expenses	(3,317)	(16,759)
Decrease in trade payables	(45,864)	(47,522)
Decrease in accrued expenses and other current liabilities	(16,544)	(10,387)
Increase (decrease) in deferred taxes, net	(4,086)	776
Change in operating lease right of use assets	2,895	3,632
Change in operating lease liabilities	(4,276)	(4,859)
Net cash provided by (used in) operating activities	8,123	(9,103)
Cash flows from investing activities
Purchase of property and equipment, including capitalized internal-use software	(6,902)	(5,537)
Cash paid in connection with acquisitions	(620)	-
Proceeds from restricted deposits	-	2,654
Investment in short-term deposits	(40,026)	-
Payments of cash in escrow for acquisition of a subsidiary	(2,100)	-
Net cash used in investing activities	(49,648)	(2,883)
Cash flows from financing activities
Exercise of options and vested RSUs	3,399	3,551
Payment of deferred offering cost	-	(3,476)
Payments of tax withholding for share based compensation	(1,845)	-
Repayment of current portion of long-term loan	(750)	-
Net cash provided by financing activities	804	75
Exchange differences on balances of cash and cash equivalents	(671)	(1,613)
Decrease in cash and cash equivalents	(41,392)	(13,524)
Cash and cash equivalents - at the beginning of the period	319,319	242,811
Cash and cash equivalents - at end of the period	$277,927	$229,287

	Three months ended March 31,
	2022	2021
	Unaudited
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$2,418	$1,329
Interest	$3,570	$-
Non-cash investing and financing activities:
Purchase of property, plant and equipment	$1,809	$10,138
Share based compensation included in capitalized internal-use software	$517	$-
Deferred offering costs incurred during the period included in the Long-term prepaid expenses	$-	$3,674

APPENDIX A: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q1 2022 AND 2021

(Unaudited)

The following table provides a reconciliation of revenues to ex-TAC Gross profit.

	Three months ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)
Revenues	$354,726	$302,950
Traffic acquisition cost	216,498	197,036
Other cost of revenues	26,198	16,415
Gross profit	$112,030	$89,499
Add back: Other cost of revenues	26,198	16,415
ex-TAC Gross Profit	$138,228	$105,914

The following table provides a reconciliation of net income to Adjusted EBITDA.

	Three months ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)
Net income	$3,888	$18,587
Adjusted to exclude the following:
Financial expenses (income), net	(11,195)	798
Tax expenses (income)	(392)	2,237
Depreciation and amortization	22,676	8,244
Share based compensation expenses (1)	17,039	5,131
M&A costs	50	(1,454)
Holdback compensation expenses (2)	2,790	-
Adjusted EBITDA	$34,856	$33,543

1 For the Q1 2022 period, a substantial majority relates to equity awards issued in connection with going public.

2 Represents share based compensation due to holdback of Taboola ordinary shares issuable under compensatory arrangements relating to Connexity acquisition.

We calculate Ratio of net income to gross profit as net income divided by gross profit. We calculate the Ratio of Adjusted EBITDA to ex-TAC Gross Profit, a non-GAAP measure, as Adjusted EBITDA divided by ex-TAC Gross Profit. We believe that the Ratio of Adjusted EBITDA to ex-TAC Gross Profit is useful because TAC is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. The following table reconciles Ratio of net income to gross profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit for the period shown.

	Three months ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)
Gross profit	$112,030	$89,499
Net income	$3,888	$18,587
Ratio of net income to gross profit	3.5%	20.8%

ex-TAC Gross Profit	$138,228	$105,914
Adjusted EBITDA	$34,856	$33,543
Ratio of Adjusted EBITDA margin to ex-TAC Gross Profit	25.2%	31.7%

The following table provides a reconciliation of net income to Non-GAAP Net Income.

	Three months ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)
Net income	$3,888	$18,587
Amortization of acquired intangibles	15,780	639
Share based compensation expenses (1)	17,039	5,131
M&A costs	50	(1,454)
Holdback compensation expenses (2)	2,790	-
Revaluation of Warrants	(14,042)	-
Income tax effects	(3,626)	(101)
Non-GAAP Net Income	$21,879	$22,802

1For the Q1 2022 period, a substantial majority relates to equity awards issued in connection with going public.

2 Represents share based compensation due to holdback of Taboola ordinary shares issuable under compensatory arrangements relating to Connexity acquisition.

The following table provides a reconciliation of EPS diluted to Pro forma Non-GAAP EPS diluted.

	Three months ended March 31,
	2022	2021
	Unaudited
EPS diluted (1)	$0.015	$0.169
Add (Subtract):
Amortization of acquired intangibles	0.061	0.002
Share based compensation expenses (2)	0.066	0.020
M&A costs	0.000	(0.006)
Holdback compensation expenses (3)	0.011	0.000
Revaluation of Warrants	(0.054)	0.000
Income tax effects	(0.014)	0.000
Pro forma adjustment (4)	--	(0.097)
Pro forma Non-GAAP EPS diluted (5)	$0.085	$0.088

 1The weighted-average shares used in this computation for the three months ended March 31, 2022 and 2021 is 260,036,934 and 75,131,828, respectively.  Outstanding shares increased significantly year-over-year as a result of the Company going public.

2For the Q1 2022 period, a substantial majority relates to equity awards issued in connection with going public.

3 Represents share based compensation due to holdback of Taboola ordinary shares issuable under compensatory arrangements relating to Connexity acquisition.

4Pro forma net income for the three months ended March 31, 2021, includes an adjustment to add $5,915 of undistributed earnings previously allocated to participating securities assuming these securities converted to ordinary shares as of January 1, 2021.

5 The Pro Forma Non-GAAP EPS is presented only for the three months ended March 31, 2021 assuming Taboola went public and consummated the related transactions as of January 1, 2021. The weighted-average shares used to calculate Pro Forma Non-GAAP EPS diluted for the three months ended March 31, 2021 is 259,307,085, and includes giving effect to 121,472,152 Taboola legacy preferred shares, 30,471,516 shares issues to ION Public shareholders, 13,500,000 shares issued to PIPE investors, 8,419,608 shares and equity grants in connection with going public and 10,311,981 from options and restricted shares units by application of treasury stock method.

The following table provides a reconciliation of net cash provided by (used in) operating activities to Free Cash Flow.

	Three months ended March 31,
	2022	2021
	Unaudited
	(dollars in thousands)
Net cash provided by (used in) operating activities	$8,123	$(9,103)
Purchases of property and equipment, including capitalized internal-use software	(6,902)	(5,537)
Free Cash Flow	$1,221	$(14,640)

APPENDIX A: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q2 2022 AND FULL YEAR 2022 GUIDANCE

(Unaudited)

The following table provides a reconciliation of gross profit to ex-TAC Gross Profit guidance.

	Q2 2022	FY 2022
Unaudited
(dollars in millions)
Revenues	$325 - $345	$1,499 - $1,539
Traffic acquisition cost	$(193 - $203)	$(904 - $924)
Other cost of revenues	$(27 - $29)	$(110 - $116)
Gross profit	$104 - $114	$485 - $505
Add back: Other cost of revenues	$27 - $29	$110 - $116
ex-TAC Gross Profit	$132 - $142	$595 - $615